



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "KINDRED BRANDS, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF OCTOBER, A.D. 2015, AT 2:47 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5851472 8100
SR# 20150521053

Authentication: 10251229
Date: 10-16-15

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:47 PM 10/15/2015
FILED 02:47 PM 10/15/2015
SR 20150521053 - File Number 5851472

CERTIFICATE OF INCORPORATION

OF

KINDRED BRANDS, INC.

* * * * * *

FIRST. The name of the corporation is **Kindred Brands, Inc.** (the "Corporation").

SECOND. The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is 100,000 shares of Common Stock with a par value of $0.001 per share.

FIFTH. The Corporation is to have perpetual existence.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

B. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Delaware as the By-Laws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

SEVENTH.   The Corporation eliminates the personal liability of each member of its Board of Directors to the Corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that, to the extent provided by applicable law, the foregoing does not eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended after the date of filing of this Certificate of Incorporation to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the amended General Corporation Law of the State of Delaware. Any indemnities provided and granted in this Article Seventh shall not be exclusive of any other rights or protections afforded an individual under any contract or vote of shareholders or disinterested directors or otherwise.

EIGHTH.   Except as stated in Article Seventh of this Certificate of Incorporation, the Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

NINTH.   The name and mailing address of the sole incorporator is as follows:

Name	Mailing Address
Andrea Migliorelli	Choate, Hall & Stewart LLP Two International Place Boston, MA 02110

TENTH.   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law of the State of Delaware permits the Corporation to provide indemnification) through By-Law provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such persons occurring prior to, such amendment, repeal or modification.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

I, THE UNDERSIGNED, being the sole incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 15th day of October, 2015.

/s/ Andrea Migliorelli
Andrea Migliorelli
Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "KINDRED BRANDS, INC.",

FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF AUGUST, A.D.

2016, AT 10:33 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5851472 8100

SR# 20165515306

Authentication: 202886270

Date: 08-25-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:33 AM 08/25/2016
FILED 10:33 AM 08/25/2016
SR 20165515306 - File Number 5851472

CERTIFICATE OF AMENDMENT

OF
CERTIFICATE OF INCORPORATION
OF
KINDRED BRANDS, INC.

Kindred Brands, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that the following amendment to the Company's Certificate of Incorporation ("Certificate of Incorporation") has been duly adopted by the Board of Directors in accordance with Sections 242 and 141 of the General Corporation Law of the State of Delaware and by the stockholders of the Company in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

1.   Article FOURTH of the Corporation's Certificate of Incorporation is hereby amended in its entirety to read as follows:

"The total number of shares of stock which the Corporation shall have authority to issue is 200,000 shares of Common Stock with a par value of $0.001 per share."

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its President this 25th day of August, 2016.

KINDRED BRANDS, INC.

By:

Name: Andy Fox
Title: President

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